Exhibit 99.1

BRBI BR PARTNERS S.A.

Publicly Held Company with Authorized Share Capital

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to the Market

Capital Increase of Banco BR Partners

BRBI BR PARTNERS S.A. (the “Company”) (B3: BRBI11) hereby informs its shareholders and the market in general that its Board of Directors has approved a capital contribution in the amount of R$30,000,000.00 (thirty million Brazilian reais) to BR Partners Participações Financeiras Ltda., a subsidiary of the Company and shareholder of BR Partners Banco de Investimento S.A. (“Banco BR Partners”). The proceeds will be used to subscribe for and pay in a capital increase of Banco BR Partners, subject to the applicable regulatory approvals, including approval by the Central Bank of Brazil.

The capital increase is intended to strengthen Banco BR Partners’ capital structure and support the development of its activities.

Sao Paulo, September 9, 2026

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer